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                                                                    Exhibit 99.1

Press Release

Wipro Announces Restructuring Plan for
Wipro Net

BANGALORE, India and SANTA CLARA, Calif.--(BUSINESS WIRE)--Dec. 20, 2000--Wipro Limited (NYSE: WIT - news), a leading global provider of IT services to
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international companies, today announced that it has acquired a 45% stake in
Internet service provider Wipro Net Limited from Dutch telecommunications operator KPN Telecom at Rs.1,088 million (US$23.25 million).

Wipro Net Limited was a joint venture between Wipro Limited and KPN Telecom formed to address the emerging Internet services market. Wipro Net focuses on the business requirements of the Indian companies and under the brand name "Net Kracker" it focuses on retail customers.

Subsequent to the acquisition of the 45% interest from KPN Telecom, it is planned that the retail ISP portion of Wipro Net will be spun off as a separate entity, under the name Net Kracker Limited, to facilitate funding its ongoing growth plans. Net Kracker was voted the best ISP in India for its speed, support, features and availability by a user poll conducted by Chip, an Information Technology magazine. Net Kracker currently has registered users of over 35,000 and points of presence in 14 cities, within four months of its launch.

Wipro Limited and ICICI Venture Fund Management Company Limited have entered into an agreement that provides for Rs.300 million of investment for 51% equity interest in Net Kracker Limited by ICICI Venture Fund Management Company Limited. Wipro Limited will retain the balance 49% of equity along with convertible preference share of Rs. 54 million in Net Kracker Limited. The enterprise value based on the investment by ICICI Venture Fund Management Company Limited is Rs.1500 million.

Following the planned spin off of the retail ISP business, the restructured Wipro Net Limited will focus its service offerings in addressing the corporate B2B space. The corporate ISP services business currently has a customer base of over 1300 and with points of presence in 22 cities. Corporate ISP services of Wipro Net had generated cash profit of Rs.8 million in the quarter ended September 30, 2000. Wipro Net is the first ISP in India to have been recommended for ISO 9002 for network management, service implementation and customer relationship management.

About Wipro Limited:

Wipro Limited is a leading India based provider of IT services globally. Wipro provides research and development services for hardware and software design to technology and telecommunication
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companies and software application development services to corporate enterprises.

In the Indian IT Market, Wipro addresses the IT and electronic commerce requirements of Indian companies. Wipro has also maintained a substantial consumer goods business with a profitable presence in the Indian niche markets of soaps, toiletries, lighting products and hydrogenated cooking oils.

In addition to its New York Stock Exchange listing, Wipro's equity shares trade in India on the Stock Exchange -Mumbai, National Stock Exchange, the Bangalore Stock Exchange, the Delhi Stock Exchange, the Ahmedabad Stock Exchange and the Cochin Stock Exchange.

About ICICI Venture Fund Management Company Limited:

ICICI Venture is the pioneer of the Indian Venture Capital industry. With an aggregate fund corpus of US$400 million, it is the largest Fund Manager. It is also the most accomplished with a highly successful track record, and enjoys a leadership position in knowledge sector investments, having been instrumental in building several leaders in these industries. ICICI Venture has also been the first to formulate and implement the cross border investment strategy, through which investments are made in companies based outside India, but leveraging the Indian knowledge and skill base to effectively address the global markets.

Forward looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward looking statements which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services affecting our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, counterproductive acquisitions, liability for damages on our service contracts, withdrawal of fiscal incentives by government, political instability, legal restriction on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property. Further information regarding these and other risks and uncertainties is included in the company's United States Securities and Exchange Commission filings.